The SMART Tire Company, Inc.

Audited Financial Statements and
Independent Auditor's Report

Years ended December 31, 2024, 2023 and 2022

INDEPENDENT AUDITOR'S REPORT

To Management
The SMART Tire Company, Inc.

We have audited the accompanying statement of financial position of The SMART Tire Company, Inc. as of December 31, 2024, 2023 and 2022 and the related statement of operations and comprehensive loss, statement of cash flows, and statement of changes in stockholders' equity(deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The SMART Tire Company, Inc. as of December 31, 2024, 2023 and 2022 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 14, 2025
Vincenzo Mongio

The SMART Tire Company, Inc.
Statement of Financial Position (Audited)

	Year Ended December 31,		
	2024	**2023**	**2022**
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 51,871	$ 268,754	$ 52,790
Accounts Receivable, Net	-	45,776	100,895
Inventory	-	30,351	-
Prepaid Expenses	2,500	7,006	113,936
Other Receivables	580	580	-
Loan to Shareholder	100	100	80
Total Current Assets	**55,051**	**352,567**	**267,701**
Non-Current Assets			
Fixed Assets, Net of Accumulated Depreciation	84,776	99,160	115,817
Right of Use Asset	48,986	76,731	-
Intangible Assets, Net of Accumulated Amortization	107,770	81,867	38,786
Security Deposit	14,329	14,329	14,329
Total Non-Current Assets	**255,861**	**272,087**	**168,932**
TOTAL ASSETS	**$ 310,912**	**$ 624,654**	**$ 436,633**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Liabilities			
Current Liabilities			
Accounts Payable	$ 25,985	$ 65,350	$ 50,928
Deferred Revenue	162,450	219,450	50,000
Salary Payable	-	-	29,799
Loans from Shareholders	-	-	52,295
Short Term Lease Liability	30,158	28,022	-
Deferred Rent	-	-	2,076
Total Current Liabilities	**218,593**	**312,822**	**185,098**
Long-Term Liabilities			
Long Term Lease Liability	21,243	51,402	-
Total Long-Term Liabilities	**21,243**	**51,402**	-
Total Liabilities	**239,836**	**364,224**	**185,098**
Commitments and Contingencies (See Note 4)			
Stockholders' Equity (Deficit)			
Series Seed-1 Preferred Stock, Par Value $0.00001, 16,996 Authorized, 14,209 Issued as of December 31, 2024, 2023, 2022, respectively	1	1	1
Series Seed-2 Preferred Stock, Par Value $0.00001, 691,026 Authorized, 663,834 Issued as of December 31, 2024, 2023, 2022, respectively	7	7	7
Series Seed-3 Preferred Stock, Par Value $0.00001, 173,728 Authorized, 173,728 Issued as of December 31, 2024, 2023, 2022, respectively	2	2	2
Series Seed-4 Preferred Stock, Par Value $0.00001, 11,956 Authorized, 11,956 Issued as of December 31, 2024, 2023, 2022, respectively	1	1	1

The SMART Tire Company, Inc.
Statement of Financial Position (Audited)

	Year Ended December 31,		
	2024	**2023**	**2022**
Series Seed-5 Preferred Stock, Par Value $0.00001, 208,696 Authorized, 111,265, 104,242, 0 Issued as of December 31, 2024, 2023, 2022, respectively	1	1	-
Series Seed-6 Preferred Stock, Par Value $0.00001, 884,363 Authorized, 126,582, 85,017, 0 Issued as of December 31, 2024, 2023, 2022, respectively	1	1	-
Common Stock, Par Value $0.00001, 11,986,765 Authorized, 9,000,000 Issued as of December 31, 2024, 2023, 2022, respectively	90	90	90
Additional Paid-in-Capital, Net of Offering Costs	2,372,772	2,150,638	1,313,866
Accumulated Deficit	(2,301,799)	(1,890,311)	(1,062,432)
Total Stockholders' Equity (Deficit)	**71,076**	**260,430**	**251,535**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ **310,912**	$ **624,654**	$ **436,633**

The accompanying notes are an integral part of these financial statements

The SMART Tire Company, Inc.
Statement of Operations and Comprehensive Loss (Audited)

	Years Ended December 31, 2024	2023	2022
Net Revenues	$ 290,086	$ 70,869	$ 50,895
Cost of Net Revenues	(204,930)	$ (52,311)	$ (10,243)
Gross Profit	$ 85,156	$ 18,558	$ 40,652
Operating Expenses			
General and Administrative	$ 437,935	$ 619,052	$ 592,759
Research and Development	20,698	110,442	120,402
Sales and Marketing	13,716	$ 86,957	$ 20,886
Rent and Lease	17,558	23,396	30,532
Depreciation Expense	9,759	15,396	14,562
Amortization Expense	2,080	578	36
Total Operating Expenses	$ 501,746	$ 855,821	$ 779,177
Loss from Operations	$ (416,590)	$ (837,263)	$ (738,525)
Other Income/(Expense):			
Interest and Other Income	9,747	$ 10,149	$ 9,700
Other Expenses	$ (4,641)	$ -	$ (696)
Interest Expense	(4)	(765)	-
Total Other Income	$ 5,102	$ 9,384	$ 9,004
Provision for Income Tax	-	-	-
Net Loss	$ (411,488)	$ (827,879)	$ (729,522)
Total Comprehensive Loss	$ (411,488)	$ (827,879)	$ (729,522)

The SMART Tire Company, Inc.
Statement of Cash Flows (Audited)

	Years Ended December 31,		
Cash Flows from Operating Activities	**2024**	**2023**	**2022**
Net Loss	$ (411,488)	$ (827,879)	$ (729,522)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used in)			
Operating Activities			
Depreciation & Amortization	$ 21,380	$ 19,053	$ 14,598
Changes in Operating Assets and Liabilities:			
Prepaid Expenses	4,506	106,930	(53,011)
Inventory	30,351	(30,351)	-
Accounts Receivable	45,776	55,119	(100,895)
Operating Lease Liability	(2,415)	(55,127)	29,799
Change in Deferred Rent	-	(2,076)	1,485
Other Current Liabilities	(57,000)	169,450	50,000
Other Receivables	-	(600)	-
Accounts Payable	(39,365)	14,422	9,267
Salaries Payable	2,136	28,022	-
Net Cash Provided by (used in) Operating Activities	**$ (406,119)**	**$ (523,037)**	**$ (778,279)**
Cash Flows from Investing Activities			
Purchase of Fixed Assets	(4,915)	(1,819)	(72,760)
Purchase of Intangible Assets	(27,983)	(43,659)	(38,822)
Net Cash Provided by (used in) Investing Activities	**$ (32,898)**	**$ (45,478)**	**$ (111,582)**
Cash Flows from Financing Activities			
Proceeds from/to Shareholders for Notes Payables	$ -	$ (52,295)	$ 48,000
Proceeds from Issuance of Common Stock	-	-	2,033
Proceeds from Issuance of Preferred Stock	-	3	-
Proceeds from Additional Paid-in Capital, net of SAFE Conversions	222,133	836,771	53,228
Offering Costs	-	-	(3,687)
Net Cash Provided by Financing Activities	**$ 222,133**	**$ 784,479**	**$ 99,574**
Net Change in Cash	$ (216,884)	$ 215,964	$ (790,287)
Cash at Beginning of Year	268,754	52,790	845,099
Cash at End of Year	$ 51,870	$ 268,754	$ 54,812

The accompanying notes are an integral part of these financial statements

The SMART Tire Company, Inc.
Consolidated Statement of Changes in Stockholders' Equity (Deficit) (Audited)
For The Years Ended December 31, 2024, 2023 and 2022

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Series Seed-6 Preferred Stock	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Balance at December 31, 2021	9,000,000	$ 90	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -
Conversion of SAFEs	-	-	-	-	663,834	7	173,728	2	11,956	1	-	-	-	-
Sale of Preferred Shares	-	-	14,209	1	-	-	-	-	-	-	-	-	-	-
Offering Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2022	9,000,000	$ 90	14,209	$ 1	663,834	$ 7	173,728	$ 2	11,956	$ 1	-	$ -	-	$ -
Sale of Preferred Shares	-	-	-	-	-	-	-	-	-	-	104,242	1	85,017	1
Offering Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2023	9,000,000	$ 90	14,209	$ 1	663,834	$ 7	173,728	$ 2	11,956	$ 1	104,242	$ 1	85,017	$ 1
Issuance of Preferred Shares	-	-	-	-	-	-	-	-	-	-	7,023	-	41,565	-
Offering Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2024	9,000,000	$ 90	14,209	$ 1	663,834	$ 7	173,728	$ 2	11,956	$ 1	111,265	$ 1	126,582	$ 1

The accompanying notes are an integral part of these financial statements

The SMART Tire Company, Inc.

Consolidated Statement of Changes in Stockholders' Equity (Deficit) (Audited) (Continued)

For The Years Ended December 31, 2024, 2023 and 2022

	Additional Paid-In Capital, Net of Offering Costs	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2021	$ 5,212	$ (332,910)	$ (327,608)
Conversion of SAFEs	1,356,370	-	1,356,380
Sale of Preferred Shares	53,227	-	53,228
Offering Costs	(100,943)	-	(100,943)
Net Loss	-	(729,522)	(729,522)
Balance at December 31, 2022	$ 1,313,866	$ (1,062,432)	$ 251,535
Sale of Preferred Shares	904,619	-	904,621
Offering Costs	(67,847)	-	(67,847)
Net Loss	-	(827,879)	(827,879)
Balance at December 31, 2023	$ 2,150,638	$ (1,890,311)	$ 260,430
Issuance of Preferred Shares	240,145	-	240,145
Offering Costs	(18,011)	-	(18,011)
Net Loss	-	(411,488)	(411,488)
Balance at December 31, 2024	$ 2,372,772	$ (2,301,799)	$ 71,076

The SMART Tire Company, Inc. and Subsidiaries
Notes to the Audited Financial Statements
December 31, 2024, 2023, & 2022

NOTE 1: NATURE OF OPERATIONS

The SMART Tire Company, Inc. ("the Company" or "SMART Tire") is a corporation organized on August 12, 2020 under the laws of Delaware. The Company's mission is to create cleaner, safer, and better transportation for all. The Company is in business to produce high performance airless tires using proprietary technology first invented at NASA. SMART tires are better for the environment and are made in the USA.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $406,119, $523,037 and $778,279 during the years ended December 31, 2024, 2023 and 2022 respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of additional shares of stock, however there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP), and has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Offering Costs

In connection with the issuance of preferred stock, the Company had incurred offering costs totaling $202,610, $184,599 and $100,942 as of December 31, 2024, 2023 and 2022 respectively. These costs were recorded as a reduction to additional paid-in capital in accordance with ASC 340-10. The Company did not capitalize any offering costs as assets as of the balance sheet dates.

Inventory

Inventories are comprised of work in progress inventory. The valuation method used for inventories is the specific identification method. Inventory balances as of December 31, 2023, consisting of work in progress were $30,351. The Company did not have any inventory as of December 31, 2024 and 2022.

Prepaid Expenses

As of December 31, 2024, 2023 and 2022 the Company had prepaid expenses totaling $2,500, $7,006, and $113,936 respectively. The prepaid amounts primarily relate to advance payments made to NASA.

Income Taxes

The Company is classified as an LLC and uses the liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $411,488, $827,879, and $729,522 as of December 31, 2024, 2023 and 2022, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $107,398, $215,983, and $190,405 as of December 31, 2024, 2023 and 2022, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2024, 2023 and 2022, and the effective tax rate to 0%.

The Company files U.S. federal and state income tax returns. The tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

FASB ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's primary performance obligation is the delivery of products. Revenues are recognized primarily from the sale of products from contracts. Revenues are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the product, and the satisfaction of the performance obligations of the contract. The Company recognized $290,086, $70,869 and $50,895 in product revenue in 2024, 2023 and 2022 respectively.

Costs of Revenues

Costs of revenues include production costs, product costs, contract labor, credit card processing and fulfillment.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss for all periods presented.

Net Loss per Share

Net loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2024, 2023 and 2022 diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: MATERIAL AGREEMENTS

The Company entered into a licensing agreement (DN-1694) with NASA commencing on October 16th, 2020. The agreement called for Smart Tire to pay NASA a running royalty of 4.2% of the net sales of royalty-based products, processes, and services for each accounting period, as well as a minimum royalty of $3,000 for the fourth accounting period for each accounting period thereafter. Smart Tire obtained a start-up nonexclusive license agreement (DN-1694) for the "Radially stiffened Shape Memory Alloy Tire". The licensed patent application identified above includes any non-provisional, continuation, or divisional patent

applications derived from a licensed patent application or licensed patent. The licensed patents under this agreement are the "Superelastic Tire" patent issued on October 22nd, 2019 and the "Radially stiffened Shape Memory Alloy Tire" patent issued on October 1st, 2019. The licensed patents shall include any corresponding reissue patent(s) and modifications of patent(s) by means of certificates of correction or reexamination certificates and shall include any maturing from the licensed patent application(s).
The Company also entered into a licensing agreement (DE-633) with NASA commencing August 18th, 2021. The licensed patent is defined as the "Shape Memory Ally Tubular Structure" filed on December 11th, 2020. The agreement requires Smart Tire to pay NASA a non-refundable license fee of $5,000 upon execution of the agreement and to pay a running royalty of 2.5% of the first $1 million of net sales of royalty-based products, processes, and services, 3% of the next $4 million, and 4% in excess of $5 million for each accounting period.

The aforementioned licenses provide the necessary incentive for Smart Tire to achieve the desired early practical application of the invention.

NOTE 5: INTANGIBLE ASSETS

The following table sets forth the components that make up the total balance of intangible assets.

		December 31, 2024	December 31, 2023	December 31, 2022
Patents	$	110,464	82,481	38,822
Less: Accumulated Amortization		(2,694)	(614)	(36)
Total Intangible Assets	$	107,770	81,867	38,786

The intangible assets above pertain to the license agreements mentioned in Note 4.

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

On August 12th, 2020, the company listed on its certificate of conversion that the maximum number of stock the Company is authorized to issue is 10,000,000 shares with a par value of $0.00001 per share.

On December 31, 2021 the Company amended and restated its Certificate of Incorporation authorizing 13,367,773 total shares of all classes to be issued, consisting of 11,683,886 shares of Common Stock of the Corporation, par value $0.00001 per share, along with 1,683,887 shares of Preferred Stock of the Corporation, par value $0.00001. 805,096 shares of Preferred Stock were designated "Series Seed-1 Preferred Stock" with an original issue price of $4.60 per share, 693,523 shares of Preferred Stock were designated "Series Seed-2 Preferred Stock" with an original issue price of $0.7354 per share, 173,311 shares of Preferred Stock were designated "Series Seed-3 Preferred Stock" with an original issue price of $4.5961 per share, and 11,957 shares of Preferred Stock were designated "Series Seed-4 Preferred Stock" with an original issue price of $4.140 per share.

On September 20th, 2022, the Company amended and restated its Certificate of Incorporation authorizing 13,363,584 total shares of all classes to be issued, consisting of 11,681,792 shares of Common Stock of the Corporation, par value $0.00001 per share, along with 1,681,792 shares of Preferred Stock of the Corporation, par value $0.00001. 805,096 shares of Preferred Stock were designated "Series Seed-1 Preferred Stock" with an original issue price of $4.5970 per share, 691,011 shares of Preferred Stock were

designated "Series Seed-2 Preferred Stock" with an original issue price of $0.7355 per share, 173,730 shares of Preferred Stock were designated "Series Seed-3 Preferred Stock" with an original issue price of $4.597 per share, and 11,955 shares of Preferred Stock were designated "Series Seed-4 Preferred Stock" with an original issue price of $4.1408 per share.

On January 17th, 2023, the Company amended and restated its Certificate of Incorporation authorizing 13,773,530 total shares of all classes to be issued, consisting of 11,886,765 shares of Common Stock of the Corporation, par value $0,00001 per share, along with 1,886,765 shares of Preferred Stock of the Corporation, par value $0.00001. The Preferred Stock was designated into six separate series, each with distinct rights and preferences, as set forth in the Company's Restated Certificate of Incorporation. These included 16,996 shares of Series Seed-1 Preferred Stock with an original issue price of $4.60 per share; 691,026 shares of Series Seed-2 Preferred Stock with an original issue price of $0.7355 per share; 173,728 shares of Series Seed-3 Preferred Stock with an original issue price of $4.597 per share; 11,956 shares of Series Seed-4 Preferred Stock with an original issue price of $4.14 per share; 108,696 shares of Series Seed-5 Preferred Stock with an original issue price of $4.60 per share; and 884,363 shares of Series Seed-6 Preferred Stock with an original issue price of $5.00 per share.

On December 7th, 2023, the Company amended and restated its Certificate of Incorporation authorizing 13,973,530 total shares of all classes to be issued, consisting of 11,986,765 shares of Common Stock of the Corporation, par value $0,00001 per share, along with 1,986,765 shares of Preferred Stock of the Corporation, par value $0.00001. The Preferred Stock was designated into six separate series, each with distinct rights and preferences, as set forth in the Company's Restated Certificate of Incorporation. These include 16,996 shares of Preferred Stock were designated "Series Seed-1 Preferred Stock" with an original issue price of $4.60 per share; 691,026 shares of Preferred Stock were designated "Series Seed-2 Preferred Stock" with an original issue price of $0.7355 per share, 173,728 shares of Preferred Stock were designated "Series Seed-3 Preferred Stock" with an original issue price of $4.597 per share, 11,956 shares of Preferred Stock were designated "Series Seed-4 Preferred Stock" with an original issue price of $4.14 per share, 208,696 shares of Preferred Stock were designated "Series Seed-5 Preferred Stock" with an original issue price of $4.60 per share, and 884,363 shares of Preferred Stock were designated "Series Seed-6 Preferred Stock" with an original issue price of $5.00 per share.

Rights and Preferences

Voting: Common stockholders are entitled to one vote for each share. Holders of Preferred Stock vote together with the holders of Common Stock on an as-converted basis.

Conversion: Each series of Preferred Stock is convertible into Common Stock at the option of the holder, at a conversion ratio determined by dividing the original issue price, see above, by the applicable conversion price, as defined in the Restated Certificate.

Liquidation Preference: In the event of a liquidation, dissolution, or winding up of the Company, including certain deemed liquidation events, the holders of Preferred Stock are entitled to receive, prior and in preference to any distribution to the holders of Common Stock, an amount per share equal to the greater of (i) the original issue price plus any declared but unpaid dividends or (ii) the amount that would be payable on an as-converted basis.

Stock Issuances

During the year ended December 31, 2021, the Company raised gross proceeds of $1,356,381 in the form of Simple Agreements for Future Equity ("SAFE"). Offering costs in connection with the issuance of the SAFEs totaled $97,266. In 2022, the SAFEs converted into Preferred Stock due to qualified equity financing and resulted in the issuance of 691,026 shares of Seed-2 Preferred Stock, 173,728 shares of Seed-3 Preferred Stock, and 11,956 shares of Seed-4 Preferred Stock.

During the year ended December 31, 2022, the Company raised gross proceeds of $53,228 in an offering of its Preferred Stock pursuant to an offering under Regulation Crowdfunding, issuing 14,209 shares of Seed-1 Preferred Stock. Total offering costs were $

During the year ended December 31, 2023, the Company raised gross proceeds of $904,621 in an offering of 104,242 Seed-5 Preferred Stock and 85,017 Seed-6 Preferred Stock in connection with a Regulation A and Regulation Crowdfunding offering. The Company incurred $67,847 in offering costs.

During the year ended December 31, 2024, the Company raised gross proceeds of $240,145 in an offering of 7,023 Seed-5 Preferred Stock and 41,565 Seed-6 Preferred Stock. The Company incurred $18,011 in offering costs.

Stock Options

In November 2021, the Company entered into an agreement to grant common stock to its Principal Engineer for services. In the agreement, the Company grants the employee the option to purchase 50,000 shares of the Company's common stock at a price per share equal to the fair market value per share on the common stock on the date of grant. One quarter of the shares subject to the option vest 12 months after the date the employee's vesting begins subject to continued employment. The remaining shares vest monthly over the subsequent 36 months in equal monthly amounts subject to continuing employment with the Company.

In March 2023, the Company initially proposed granting an option to purchase 27,227 shares of common stock to an engineer as compensation for services. However, the Board did not approve the grant at that time, electing to defer any issuance until an updated 409A valuation could be obtained. As of December 31, 2024, no stock option had been formally granted to the employee.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15th, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1st, 2023. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

The Company entered into a noncancelable operating lease for office and warehouse space totaling approximately 4,958 square feet, consisting of 641 square feet of office area and 4,317 square feet of

warehouse/assembly space. The lease commenced on September 1st, 2021, and has a term of five years, expiring on August 31st, 2026.

Monthly payments are made in advance on the first of each month, with amounts ranging from approximately $2,388 in year one to $2,688 in year five.

The lease does not include a renewal option and does not contain any purchase option or variable lease components. The Company recognizes lease expense on a straight-line basis over the lease term. As of December 31st, 2024, the Company recognized a right-of-use asset of $48,986 and corresponding lease liability of $51,401 in accordance with ASC 842.

	Year Ended
Lease expense	31-Dec-24
Operating lease expense	$ 101,430
Variable lease expense	-
Total	**$ 101,430**

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	
Operating cash flows from operating leases	$ 99,015
ROU assets obtained in exchange for new operating lease liabilities	$ 136,164
Weighted-average remaining lease term in years for operating leases	1.66
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	Operating
2025-12	$ 31,315
2026-12	21,503
2027-12	-
2027-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	$ 52,818
Less: present value discount	(1,417)
Total lease liabilities	$ 51,401

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 14, 2025, the date these financial statements were available to be issued. No material subsequent events that require disclosure were identified.

NOTE 10 – LIABILITIES AND DEBT

As of December 31, 2024, 2023 and 2022, the Company reported Deferred Revenue of $162,450, $219,450 and $50,000, respectively, in connection with pre-orders of the Company's wheel product. The Company's purchase orders do not include any revenue recognition criteria other than the delivery. As such transactions trigger revenue recognition at a specific point in time, and all revenue is deferred until the products are delivered.

See Note 11 – Related Party Transactions for details of related party loans.

NOTE 11 – RELATED PARTY TRANSACTIONS

On January 1, 2023, the Company entered into an unsecured promissory note in the principal amount of $20,000 with a related party, which had been received in prior years. The note accrued interest at 6% per annum and was due in a lump-sum payment on or before July 1, 2023. The balance of this note was $20,000 as of December 31st, 2022. The note, along with all accrued interest, was fully repaid during the year ended December 31, 2023.

On February 1, 2023, the Company entered into an unsecured promissory note in the principal amount of $28,000 with a related party, which had been received in prior years. The note accrued interest at 6% per annum and was payable in full on or before August 1, 2023. The balance of this note was $32,295 as of December 31st, 2022. The note, along with all accrued interest, was fully repaid during the year ended December 31, 2023.